SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-14014

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit Index

1. Material Event dated Febrary 25, 2005.
2. Summary Audited Financial Statements and Opinion of Independent Auditors.
3. 2004 Annual Information Document.

February 25, 2005

Messrs.
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Gentlemen:

CREDICORP LTD., in accordance with article 28 of the Capital Markets Law and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, complies with notifying you of the following
Material Event:

Credicorp’s Board of Directors, in the session held yesterday, February 24, 2005, agreed to submit for consideration and approval at the company’s Annual General Meeting of Shareholders, which will be held on March 31, 2005, the following matters:

1. Approved the Annual Report of the Company for the financial year 2004.
2. Approval the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2004, including the report of the independent auditors Medina, Zaldívar, Paredes & Asociados, a member firm of Ernst & Young in Perú.
3. Approved to propose the amendment of the Company’s Bye-Laws, replacing Bye-Law 4.11, and deleting Bye-Law 4.23.
4. Approved to propose, at the recommendation of the Audit Committee, that Medina, Zaldivar, Paredes & Asociados be appointed to serve as the independent auditors of the Company for the 2005 financial year.

Please note that Credicorp’s Board of Directors, in the session held on February 17, 2005, agreed to pay its shareholders a cash dividend of US$75,505,853.60, which amount to US$0.80 per share, payable on May 2, 2005, to shareholders registered as of April 19, 2005 (“Record Date”).

In accordance with CONASEV Resolution No. 107-2002-EF/94.10.0, we are enclosing the company’s Annual Report and consolidated financial statements as of December 31, 2004 together with the external auditor’s opinion, as well as the 2004 Annual Information Document, also approved by the Board.

Sincerely,

/s/	Fernando Palao
Fernando Palao
Credicorp Ltd.

Report of Independent Auditors

To the Shareholders and Board of Directors of Credicorp Ltd.

We have audited the accompanying consolidated balance sheets of Credicorp Ltd. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Credicorp Ltd. and Subsidiaries as of December 31, 2002, were audited by other independent auditors whose report, dated February 12, 2003, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with International Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2004 and 2003 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Credicorp Ltd. and Subsidiaries as of December 31, 2004 and 2003, and the consolidated results of its operations and cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS).

CREDICORP LTD. AND SUBSIDIARIES (1)
CONSOLIDATED BALANCE SHEETS

	As of December 31,

ASSETS	2004	2003

	US$000	US$000
CASH AND DUE FROM BANKS
Cash and non interest bearing deposits in banks	251,561	228,965
Interest bearing deposits in banks	1,593,900	1,386,095
	1,845,461	1,615,060
INVESTMENTS:
Marketable securities	102,534	98,746
Investment securities available for sale	2,128,522	1,652,313
	2,231,056	1,751,059
TOTAL LOANS	4,589,729	4,516,894
Less: Reserve for possible loan losses	253,408	306,758
LOANS, net	4,336,321	4,210,136

PREMIUMS AND OTHER POLICYHOLDER
RECEIVABLES	60,665	60,057
REINSURANCE ASSETS	35,453	45,904
PROPERTY, PLANT and EQUIPMENT, net	246,712	264,533

DUE FROM CUSTOMERS ON ACCEPTANCES	47,635	50,284

FORECLOSED ASSETS, net	64,873	89,030

OTHER ASSETS	219,384	235,720

Total Assets	9,087,560	8,321,783

Contingent liabilities	1,882,388	1,586,892

	As of December 31,

LIABILITIES AND SHAREHOLDERS' EQUITY	2004	2003

	US$000	US$000
DEPOSITS AND OBLIGATIONS:
Non-interest bearing	1,219,695	850,861
Interest bearing	5,076,504	5,149,244
	6,296,199	6,000,105

DUE TO BANKS AND CORRESPONDENTS	431,052	274,237

BANKER'S ACCEPTANCES OUTSTANDING	47,635	50,284
RESERVE PROPERTY and CASUALTY CLAIMS	398,439	303,587

RESERVE FOR UNEARNED PREMIUMS	72,327	66,084
REINSURANCE PAYABLE	23,612	33,043

OTHER LIABILITIES	243,869	191,411
ISSUED DEBT	423,977	419,461
MINORITY INTEREST	85,253	72,841
NET SHAREHOLDERS' EQUITY
Common Shares	471,912	471,912
Treasury stock	-73,107	-73,177
Capital surplus	140,693	140,500
Reserves	269,527	269,527
Retained earnings	256,172	101,968
	1,065,197	910,730
Total liabilities and shareholder's equity	9,087,560	8,321,783
Contingent liabilities	1,882,388	1,586,892

(1) Note: Financial statements summarized from the audited financial report.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,

	2004	2003

	US$000	US$000
INTEREST INCOME
Interest on loans	426,537	457,826
Interest on deposits with banks	20,146	18,826
Interest on securities and investments and others	93,903	60,455
Dividends on investments	2,256	11,178
Total Interest Income	542,842	548,285
INTEREST EXPENSE
Interest on deposits and bonds	123,616	128,023
Interest on borrowed funds	16,366	17,235
Other interest expense	20,316	18,322
Total Interest Expense	160,298	163,580
Net Interest Income	382,544	384,705
Provision for possible loan losses, net	16,131	66,421
Net interest income after provision for
possible loan losses	366,413	318,284
OTHER INCOME
Fees and commissions from banking services	201,474	189,472
Net gains on foreign exchange transactions	24,165	23,681
Net gains from sales of securities	10,135	3,235
Other income	8,105	23,227
	243,879	239,615
PREMIUMS AND CLAIMS ON INSURANCE ACTIVITIES
Net premiums earned	192,672	125,115
Net claims incurred	-34,791	-23,844
Increase in future policy benefits for life
and health	-119,534	-75,930
	38,347	25,341
OPERATING EXPENSE
Salaries and employee benefits	202,729	193,563
General and administrative expense, and other taxes	153,096	147,593
Depreciation and amortization	41,742	43,660
Provision for assets received in lieu of loan repayment	14,639	13,588
Merger costs	3,742	18,587
Goodwill amortization	4,853	4,223
Other	42,869	27,746
	463,670	448,960
TRANSLATION RESULT	2,040	-3,675
Income before income tax and minority interest	187,009	130,605
INCOME TAX	-45,497	-39,695
MINORITY INTEREST	-10,765	-10,303
Net Income	130,747	80,607

Net income per share (in Dollars)	1.64	1.01

CREDICORP LTD. AND SUBSIDIARIES

Consolidated statements of changes in shareholders' equity
(For the years ended December 31, 2004, 2003 and 2002)

	Capital stock	Treasury stock	Capital surplus	Reserves	Retained earnings	Total

	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balances as of January 1st, 2002	471,912	(74,605)	139,020	104,104	156,342	796,773
Decrease in treasury stock	-	1,428	1,480	-	-	2,908
Cash dividends, note 15(d)	-	-	-	-	(15,987)	(15,987)
Net unrealized loss from investments available-for-sale, note 6(b)	-	-	-	-	(14,444)	(14,444)
Transfer of net realized loss and impairment losses from investments available-for-sale to the operations results, net of realized gains, note -(b)	-	-	-	-	12,167	12,167
Net income	-	-	-	-	42,383	42,383

Balances as of December 31, 2002	471,912	(73,177)	140,500	104,104	180,461	823,800
Cash dividends, note 15(d)	-	-	-	-	(23,922)	(23,922)
Transfer of retained earnings to reserve	-	-	-	165,423	(165,423)	-
Net unrealized gain from investments available-for-sale, note 6(b)	-	-	-	-	18,844	18,844
Transfer of net realized loss and impairment losses from investments available-for-sale to the operations results, net of realized gains, note -(b)	-	-	-	-	11,401	11,401
Net income	-	-	-	-	80,607	80,607

Balances as of December 31, 2003	471,912	(73,177)	140,500	269,527	101,968	910,730
Decrease in treasury stock	-	70	193	-	-	263
Cash dividends, note 15(d)	-	-	-	-	(31,900)	(31,900)
Net unrealized gain from investments available-for-sale, note 6(b)	-	-	-	-	56,746	56,746
Transfer of net realized loss and impairment losses from investments available-for-sale to the operations results, net of realized gains, note -(b)	-	-	-	-	(1,365)	(1,365)
Other	-	-	-	-	(24)	(24)
Net income	-	-	-	-	130,747	130,747

Balances as of December 31, 2004	471,912	(73,107)	140,693	269,527	256,172	1,065,197

CREDICORP LTD. AND SUBSIDIARIES

Consolidated cash flow statements
(For the years ended December, 2004 and 2003)

	2004	2003
	US$(000)	US$(000)

Cash flows from operating activities
Net income	130,747	80,607
Add (deduct)
Provision for loan losses	16,131	66,421
Depreciation and amortization	41,742	43,660
Amortization of goodwill	4,853	4,223
Provision for assets seized	14,639	13,588
Minority interest	10,765	10,303
Provision for sundry risks	9,819	2,022
Deferred income tax	(6,325)	4,410
Gain on sale on available for sale securities	(10,135)	(3,235)
Loss on sales of property, furniture and equipment	4,525	1,639
Translation loss	(2,040)	3,675
Sale (purchase) of trading securities, net	(3,788)	506,358
Changes in assets and liabilities:
Decrease (increase) in loans	(142,316)	136,994
Increase in other assets	42,402	16,504
Increase (decrease) in deposits and obligations	296,094	(418,569)
Decrease in due to banks and correspondents	156,815	(36,467)
Increase (decrease) in other liabilities	139,626	90,435

Net cash provided by operating activities	703,554	522,568

Cash flows from investing activities
Purchase of investments available-for-sale	(410,693)	(984,815)
Purchase of property, furniture and equipment	(41,087)	(29,919)
Sales of property, furniture and equipment	7,788	23,951

Net cash provided by (used in) investing activities	(443,992)	(990,783)

Cash flows from financing activities
Decrease (increase) in bonds issued	4,516	(71,518)
Sales (purchase) of treasury stocks	263	-
Cash dividends	(31,900)	(23,922)

Net cash provided by (used in) financing activities	(27,121)	(95,440)

Translation (loss) gain on cash and cash equivalents	(2,040)	(3,675)

Net increase (decrease) in cash and cash equivalents	230,401	(567,330)

Cash and cash equivalents at the beginning of the year	1,615,060	2,182,390

Cash and cash equivalents at the end of the year	1,845,461	1,615,060

Supplementary cash flows information:
Cash paid during the year for
Interest	158,414	146,972
Income taxes	43,866	59,064

Credicorp Ltd. and Subsidiaries

Annual Information Document

2004

Section I

Declaration of Responsibility

This document contains truthful and sufficiently detailed information with respect to the business activity of Credicorp Ltd. and its subsidiaries during year 2004. Notwithstanding the responsibilities of the registrant, the undersigned is responsible for the information under the scope of its competence according to applicable regulations.

/s/    WALTER BAYLY
Walter Bayly
Chief Financial and Accounting Officer

February 24, 2005

Section II

Business

General Information

Name :	Credicorp Ltd.

Address:	Centenario 156, La Molina
Lima 12 , Peru

Telephone :	51-1-313-2000
Fax :	51-1-313-2135

Incorporation

Credicorp Ltd, August 17th, 1995 in Hamilton, Bermuda, registry No. EC21045.

The duration of the society is indefinite.

Description of Business

Credicorp was formed in 1995 for the purposes of acquiring through an exchange offer (the “Exchange Offer”) the common shares of BCP, ASHC and PPS. Pursuant to the Exchange Offer, in October 1995, Credicorp acquired 90.1% of BCP; 98.2% of ASHC; and 75.8% of PPS. Credicorp’s shares began to be traded in the New York Stock Exchange, immediately after finishing the exchange offer, with a closing price at such date of US$11.61 (adjusted for stock dividends). Credicorp acquired in March 19, 1996, pursuant to an exchange offer, the remaining 1.8% outstanding shares of ASHC. Credicorp also owns 99.99% of Inversiones Credito, which is a non-financial entity with long-term investments.

BCP began operations in 1889 as Banco Italiano and changed its name to Banco de Crédito del Perú in 1941. BCP has been the largest commercial bank in Peru since the 1920s.

ASHC was organized in December 1981 as a wholly owned subsidiary of BCP, under the name Crédito Del Peru Holding Corporation (“BCP International”), in the Cayman Islands and became the first Peruvian bank to establish an offshore banking presence to serve its Peruvian customers. In 1983, BCP distributed the shares of BCP International as dividends to the shareholders of BCP to protect its privately held status in the event BCP were nationalized. BCP International established its first physical presence offshore (previously having been operated through BCP’s corporate offices) by opening an office in Panama in 1984, and in 1986 opened an agency in Miami and changed its name to Atlantic Security Holding Corporation.

PPS was formed in 1992 as a result of a merger between El Pacífico Compañía de Seguros y Reaseguros S.A. and Compañía de Seguros y Reaseguros Peruano-Suiza S.A., and leads the insurance group with the largest market share in Perú.

Credicorp Securities Inc., a wholly owned subsidiary, was established in 2002, and began operating since January 2003, in the city of Miami, Florida, at the same time that Atlantic Security’s agency in this city was closed. Also, since 2002, Banco de Crédito BCP began operating an agency in this same city.

In December 2002, BCP acquired 99.94% of the shares of BSHC-Perú, the Peruvian subsidiary of Banco Santander Central Hispano, which was merged with BCP in March 2003. Also in march 2003, BCP acquired 45% of the shares of Solución Financiera de Crédito del Perú S.A., that belonged to Banco de Crédito e Inversiones, of Chile, and other foreing shareholders, resuming its status a a wholly owned subsidiary. The Bank began the merger process of Solución.

In March 2004, Solución’s merger was finalized with the integration of its operations to the Bank’s and the establishment of a specialized unit to manage products targeted to small and micro-businesses.

Also in March 2004, PPS acquired Novasalud EPS, a private health insurance provider, which was merged with Pacífico Salud EPS in august 2004. With this acquisition PPS will further the development of its health insurance business line, seeking economies of scale in order to improve operating efficiencies and profitability.

In November 2004, Credicorp announced the start-up of a new Private Pension Fund Management Company, Prima AFP, which will operate in the Peruvian market beginning in July 2005. Credicorp’s subsidiary Inversiones Credito will be the principal shareholder in the new company, with which Credicorp will return to this business after the sale of its stake in AFP Unión in 1999.

At year-end 2004, the loan portfolio of the Peruvian subsidiary of Bank Boston was purchased. Even though this acquisition was formalized in January 2005, the transaction was performed and agreed in December 2004. The purchased loan portfolio amount to approximately US$400 million of credits of excellent risk and mostly loaned to businesses. This portfolio will increase BCP’s market share among Peruvian banks by three percentage points.

In October 2004 the sale of Banco Tequendama was announced, subject to approval by Colombian regulators, the transfer is expected to take place in first quarter 2005.

Banco de Crédito de Bolivia had an outstanding year 2004, after three consecutive years when fiancial support was needed from the home office in order to cover provision expense required by subs-tandard loans. In 2004 the Bolivian subsidiary turned around to contribute a net income of US$4.8 million. Additionally, its loan portfolio quality improved significantly, reducing the past due loan ratio from 20.7% at year-end 2003 to 11.0% in 2004, while the coverage of past due loans with loan provisions increased from 76.7% to 100.6%.

Shareholders

As of December 31, 2004, the company had paid-in capital of US$471,911,585, which is represented by 94,382,317, shares with a par value of US$ 5.00 each.

Shareholders with 5% or more of the company:

Participation

Atlantic Security Holding Corporation	15.24%
IN-Cartadm	8.41%
HO-Cartadm	7.73%
NV-Cartadm	5.48%

	Number of Shareholders	Percentage
-1%	5,055	13.69
1% - 5%	4	10.42
5% -10%	3	21.63
+ 10% (*)	2	54.26
Total	5,064	100.00
(*) Includes holdings in CEDEFAST – DTC, for electronic clearing.

Number of employees

	2003	2004
Managers	64	64
Indefinite term: Employees	5,243	5,353
Fixed term: Employees	4,020	4,119
Total	9,324	9,536

Description of Business

Credicorp is the largest financial services holding company in Peru. Credicorp is engaged principally in commercial banking (including trade finance and leasing), capital market activities (including corporate finance, brokerage services, asset management, trust, custody and proprietary trading and investment) and insurance (including commercial property, transportation, marine hull, automobile, life, health and pension fund underwriting insurance).

Legal Proceedings

Credicorp and its subsidiaries are involved in certain legal proceedings incidental to the normal conduct of their business. In addition, Credicorp is involved in certain legal proceedings in connection with its acquisition of Banco Tequendama, where the Judge in the Court of first instance in Aruba dismissed the claim and the plaintiff appealed. The case is now in the Superior Court of Aruba and a final decision is expected soon. Credicorp does not believe that any potential liability resulting from such proceedings would have a material adverse effect on the financial condition or results of operations of Credicorp or any of its subsidiaries.

Control of Registrant

The following table sets forth the current Directors of Credicorp.

Name	Position	Years as Director(1)
Dionisio Romero	Chairman	34
Luis Nicolini	Deputy Chairman	23
Fernando Fort	Director	22
Reynaldo Llosa	Director	21
Juan Carlos Verme	Director	14
Luis Enrique Yarur	Director	9
_____________
(1) Of Credicorp, its subsidiaries and their predecessors as of December 31, 2004.

The Secretary of the Board of Directors is Dawna L. Ferguson. The Assistant Secretary of the Board of Directors is Fernando Palao.

The Audit Committe is composed of the following independent Board members:

- Luis Enrique Yarur, President
- Luis Nicolini
- Reynaldo Llosa
- Juan Carlos Verme

Dionisio Romero, is an economist with a Masters degree in Business Administration from Stanford University in the United States of America. Mr. Romero was the Chairman of Banco de Crédito del Perú from 1966 to 1987 and has served as a Board Member from December 1990 to the present. He is the Chairman of Credicorp and has held this position since August 1995. Additionally he serves as a Director on the Boards of various other companies.

Luis Nicolini, an industrial banker by profession, has served as Vice Chairman of Banco de Crédito del Perú since August 1995, is also a Director on the Boards of Inversiones Centenario, Alicorp, and is Chairman of the textile company Fábrica de Tejidos La Bellota. He has been Deputy Chairman of Credicorp since August 1995. Independent board member.

Fernando Fort, is a lawyer and Partner at the law firm of Fort, Bertorini y Godoy. Mr. Fort has served as a Director of Banco de Crédito del Perú from 1979 to 1987 and from March 1990 to the present. He has served as a Director of Credicorp since March 1999. Additionally, Mr. Fort serves as a Director on the Board of Inversiones Centenario and the Boards of various other companies.

Reynaldo Llosa, is a business manager and has served as a Director of Banco de Crédito del Perú’s from 1980 to October 1987 and from March 1990 to the present. He has been a Director of Credicorp since August 1995. Mr. Llosa is also the main partner and general manager of the company F.N. Jones S.R. Ltda., and serves as a Director on the Boards of various other companies. Independent board member.

Luis Enrique Yarur, is a businessman with an undergraduate degree in law and graduate degrees in economics and management. He became a Director of Credicorp on October 31, 2002. Mr. Yarur is Chairman of the Board of Banco de Crédito e Inversiones, of Chile, and member of the Boards of various other Chilean companies. Independent board member.

Juan Carlos Verme, is a businessman and has served as Director of Banco de Crédito del Perú since March 1990 and as a Director of Credicorp since August 1995. Mr. Verme also serves as a Director on the Boards of various other companies. Independent board member.

Executive Officers

Pursuant to the By-Laws, the Board of Directors has the power to delegate its power over day-to-day management to one or more Directors, officers, employees or agents. The following table sets forth information concerning the principal executive officers of Credicorp.

Name	Position	Years as Officer(1)
Dionisio Romero	Chief Executive Officer	34(2)
Raimundo Morales	Chief Operating Officer	25
Carlos Muñoz	Executive Vice President	24
Walter Bayly	Chief Financial and Accounting Officer	11
José Luis Gagliardi	Senior Vice President—Administration and Human Resources	24(3)
Arturo Rodrigo	Senior Vice President—Insurance	29
______________________
(1) Credicorp, its subsidiaries and their predecessors, as of December 31, 2004.
(2) Mr. Romero served as an officer of BCP from 1966 through 1987 and from 1990 to the present. Mr. Romero has been an officer of PPS since 1972.
(3) Mr. Gagliardi served as an officer of BCP from 1981 through 1988.

The compensation paid to all Directors and executive officers was 1.1% of the total of net interest margin and non-financial income.

Dionisio Romero, detailed in the preceding section.

Raimundo Morales, the Chief Operating Officer of Credicorp, is also the General Manager of BCP, having joined BCP in 1980. Previously, Mr. Morales held various positions during his ten years at Wells Fargo Bank in its San Francisco, São Paulo, Caracas, Miami and Buenos Aires offices. His last position was Vice President for the Southern Region of Wells Fargo. From 1980 to 1987, Mr. Morales was Executive Vice President in charge of BCP’s Wholesale Banking Group. From 1987 to 1990 he was the General Manager of ASB in Miami. He rejoined BCP as General Manager in 1990. Mr. Morales received his Masters degree in Finance from the Wharton School of Business in the United States.

Carlos Muñoz, the Executive Vice President of Credicorp and, the Deputy General Manager of BCP, is also the President of ASB. He previously served as Senior Vice President and Manager of BCP’s Metropolitan Division Group and later managed the Retail Banking Group as an Executive Vice President. Previously, Mr. Muñoz held positions as an Investment Officer for the International Finance Corporation (World Bank Group) in Washington, D.C. and with the Philadelphia National Bank in Philadelphia, Paris and Buenos Aires, where his last position was Assistant Vice President and Regional Representative. From 1988 to 1990, Mr. Muñoz served as Executive Vice President of ASB. Mr. Muñoz received his Masters degree in Finance from the Wharton School of Business in the United States.

José Luis Gagliardi, the Senior Vice President, Administration and Human Resources of Credicorp and Executive Vice President of Administration of BCP, first joined BCP in 1981. From March 1981 until December 1988 he served as the Manager of Human Resources and Central Manager of Resources and Administration. In 1988, Mr. Gagliardi left BCP to manage Human Resources for Bank of America’s Latin American Division. He rejoined BCP in November 1990.

Walter Bayly, was appointed Chief Financial and Accounting Officer of Credicorp and Executive Vice President of Planning and Finance of BCP in April 2004. Previously, Mr. Bayly held various other management positions within BCP, having managed the Wholesale Banking, Middle Market Banking, Systems and Organization, and Investment Banking groups. Mr. Bayly joined BCP in 1993, after three years at Casa Bolsa México where he was Partner and Managing Director in Corporate Finance and after ten years at Citibank in Lima, New York, México, and Caracas, where he worked primarily in the Corporate Finance and Loan Syndication groups. Mr. Bayly received a Bachelor degree in Business Administration from Universidad del Pacífico in Lima, Perú, and a Masters degree in Management from Arthur D. Little Management in Cambridge, Massachusetts.

Arturo Rodrigo, is the Senior Vice President, Insurance for Credicorp and is the General Manager of PPS. Prior to joining PPS in 1976, Mr. Rodrigo worked at La Vitalicia Compañía de Seguros. Before becoming General Manager of PPS, Mr. Rodrigo held various management positions at PPS, managing both the technical area and the commercial property line.

Section III
FINANCIAL STATEMENTS

A. CREDICORP LTD. AND SUBSIDIARIES

NET INCOME

Credicorp reported a consolidated net income for the year ended December 31, 2004 of US$130.7 million, or US$1.64 per share, 62.2% above net income of US$80.6 million, or US$1.01 per share, in 2003.

Cumulative results for total year 2004 improve with respect to 2003, partly due to decreased loan loss provisions and lower merger costs, while fees on services increased. Loan loss provision expense in total 2004 was US$48.4 million, lower than US$93.9 million in 2003 due to improved loan portfolio quality. Loan quality improvement is noted through a lower past-due loan ratio, that decreased from 5.7% at December 2003, to 3.5% at the end of December 2004, and by the improved coverage of bad loans by provisions which increased from 119.6% to 158.1%, respectively.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In thousands of U.S. Dollars)

	Twelve months ended

	31.12.03	31.12.04	Var

Interest Income	547,965	542,407	-1.0%
Less: Interest Expense	162,314	159,902	-1.5%
Net Interest Income	385,651	382,505	-0.8%

Provision for possible loan losses, net	93,949	48,418	-48.5%

OTHER INCOME	398,010	473,474	19.0%
Fees and commissions from banking services	189,472	201,474	6.3%
Net gains from sales of securities	1,969	10,135	N/A
Net gains on foreign exchange transactions	23,681	24,165	2.0%
Net premiums earned	125,115	192,672	54.0%
Other income	57,773	45,028	-22.1%

CLAIMS ON INSURANCE ACTIVITIES	99,774	148,395	48.7%

OTHER EXPENSES	456,639	478,474	4.8%
Salaries and employee benefits	184,737	195,607	5.9%
General, administrative, and other taxes	147,593	153,710	4.1%
Depreciation and amortization	47,883	46,595	-2.7%
Other	57,839	78,820	36.3%
Merger costs	18,587	3,742	-79.9%

Translation result	(2,693)	6,316	-334.5%

Income before income tax, and minority interest	130,606	187,008	43.2%

Income Tax	(39,695)	(45,497)	14.6%
Minority Interest	(10,304)	(10,764)	4.5%

NET INCOME	80,607	130,747	62.2%
Net income per share (US$)(1)	1.01	1.64	62.2%
(1) 79.8 million shares are used in both periods.

Net Income from Subsidiaries

Credicorp’s principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)	12m03	12m04

Banco de Crédito BCP(1)	US$91.3	US$111.4
Atlantic	7.8	13.3
PPS	3.3	9.6
Banco Tequendama	0.1	1.9
Credicorp and others(2)	-21.9	-5.5

Utilidad Neta	US$80.6	US$130.7

(1) Includes Banco de Crédito de Bolivia.
(2) Includes Inversiones Crédito, Credicorp Securities and others.

In total year 2004, the Credicorp and others concept contributed a loss of US$5.5 million, lower than the loss of US$21.9 million in 2003, which included US$5.6 million in provisions assumed in favor of Banco Tequendama and a US$8.7 million provision for investments and contingencies.

In the present year, Banco de Crédito BCP contributed US$111.4 million to Credicorp’s net income, greater than its results according to Peruvian accounting principles reported in Section B, which amounted to US$97.3 million. The difference is mainly due to lower translation losses registered by Credicorp. Credicorp’s Dollar-based accounting showed a US$0.7 million translation gain in this year, compared to a US$40.1 million loss in BCP’s records, which takes into account inflation adjustment losses and losses on foreign currency positions caused by the Nuevo Sol appreciation against the Dollar, which is partly offset by additional provisions required by Credicorp’s IFRS accounting principles (US$11.7 million) and minority interest eliminations (US$4.8 million).

The contribution of Atlantic Security Holding Corporation of US$13.3 million for full year 2004 is below US$19.1 million net income shown in its books, due to the elimination for consolidation purposes of US$5.8 million of dividends received from Credicorp, which ASB registered as income during 2004.

In 2004, Credicorp received a contribution from PPS of US$9.6 million, lower than the net income of US$26.9 million in its local Peruvian GAAP books, mainly due to the elimination of US$21.7 million gain on the sale of Credicorp shares and to minority interest provisions, US$3.1 million.

Banco Tequendama was still consolidated in Credicorp’s books at year-end 2004, but do not contribute to net income beginning in the fourth quarter of 2004, since its results are provisioned given its fixed sale price.

INTEREST INCOME AND OTHER INCOME

Net interest income in 2004 was US$382.5 million, 0.8% under income earned in 2003, mostly due to higher interest earning assets, which grew 3.9%, that offset a decrease in interest margins. The volume of interest earning assets, as an average between quarterly ending balances., reached US$7.1 billion in this year, compared to US$6.9 billion at year-end 2003.

The net interest margin (net interest income over average interest earning assets), was 5.37% during 2004, lower than 5.62% in the prior year. During the year net interest margins decreased mostly due to lower loan rates, which were not fully offset by lower funding costs, within a continuing overall excess of liquid funds.

Non-interest income was US$473.5 million in 2004, 19.0% above US$398.0 million in 2003. Fee revenue from banking services were US$201.5 million in 2004, higher by 6.3% compared to fees in 2003, lower than prior years rates due to the application of the financial transactions tax. Nevertheless, growth is noted on credit card fees, fund transfers and collections. Non-interest income components were as follows:

(In US$Mn)	2003	2004	2004 vs 2003

Fees from banking services	189.5	201.5	6.3%
Net premiums and health fees	125.1	192.7	414.7%
Gains from sale of securities	1.9	10.1	2.0%
Gains from foreign exchange	23.7	24.2	54.0%
Other non-interest income	57.8	45.0	-22.1%
Total Non-Interest Income	398.0	473.5	19.0%

Claims and health costs	99.8	148.4	48.7%

OTHER NON-INTEREST EXPENSES

Other non-interest expenses, which include provisions for foreclosed assets and profit sharing, in 2004 amounted to US$478.5 million, 4.8% above expenses in the previous year. The increase is mainly due to higher contingencies provisions, provisions for foreclosed assets and for Banco Tequendama’s results in fourth quarter 2004, partly offset by lower merger costs. Credicorp’s other expense components had the following variations:

(% change and US$Mn)	2003	2004	2004 vs 2003

Salaries and employee benefits	184.7	195.6	5.9%
General, administrative, and taxes	147.6	153.7	4.1%
Depreciation and amortization	47.9	46.6	-2.7%
Other	57.8	78.8	36.3%
Merger costs	18.6	3.7	-79.9%
Total Other Expenses	456.6	478.5	4.8%

The efficiency ratio, “adjusted” operating expenses (determined by netting provisions for assets received in lieu of loan repayment, employee profit sharing expenses and non-recurrent expenses) as a percentage of total income, without extraordinary concepts, was 50.5% in 2004 remaining similar to 50.6% in the prior year. “Adjusted” operating expenses as a percentage of average total assets increased from 4.6% in 2003 to 5.0% in 2004.

ASSETS AND LIABILITIES

Credicorp’s totals assets were US$9.1 billion at December 31, 2004, increasing 9.6% compared to the balance as of December 2003. The loan portfolio as of December 31, 2004 reached US$4.6 billion, growing 2.4% during the current year. Investments on trading securities and on available for sale securities, increased 26.5% in the year, to US$2.2 billion.

Deposits and other obligations reached US$6.4 billion at December 31, 2004 and are 6.8% over deposits at December 2002. Due to banks and correspondents, which closed at US$392.5 million, increased 43.7%, from US$273.3 million, in the year.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. Dollars)

	As of

ASSETS	Dec. 31, 2003	Dec. 31, 2004	Var

CASH AND DUE FROM BANKS	1,612,730	1,839,459	14.1%
Cash and non interest bearing deposits in banks	240,294	264,218	10.0%
Interest bearing deposits in banks	1,372,436	1,575,241	14.8%

MARKETABLE SECURITIES, net	127,365	82,513	-35.2%

LOANS NET	4,174,738	4,334,589	3.8%
Current	4,225,001	4,427,626	4.8%
Past Due	256,495	160,371	-37.5%
Less - Reserve for possible loan losses	(306,758)	(253,408)	-17.4%

INVESTMENT SECURITIES AVAILABLE FOR SALE	1,612,887	2,118,690	31.4%
REINSURANCE ASSETS	45,904	35,453	-22.8%
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	60,057	60,665	1.0%
PROPERTY, PLANT and EQUIPMENT, net	264,533	249,083	-5.8%
OTHER ASSETS	420,850	400,136	-4.9%

TOTAL ASSETS	8,319,064	9,120,588	9.6%

LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS AND OBLIGATIONS:	5,986,230	6,390,729	6.8%
Non-interest bearing	860,585	1,406,846	63.5%
Interest bearing	5,125,645	4,983,883	-2.8%

DUE TO BANKS AND CORRESPONDENTS	273,234	392,511	43.7%
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	303,587	398,439	31.2%
RESERVE FOR UNEARNED PREMIUMS	66,084	66,678	0.9%
BONDS AND SUBORDINATED DEBT	419,461	424,227	1.1%
OTHER LIABILITIES	286,894	297,554	3.7%
MINORITY INTEREST	72,841	85,253	17.0%

TOTAL LIABILITIES	7,408,331	8,055,391	8.7%

NET SHAREHOLDERS' EQUITY	910,733	1,065,197	17.0%

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	8,319,064	9,120,588	9.6%

CONTINGENT CREDITS	1,768,605	2,017,731	14.1%
FUNDS UNDER MANAGEMENT	1,724,130	1,796,126	4.2%

Loan quality indicators are shown in the following table:

(In US$Mn)	31.12.03	31.12.04

Total loans	4,481.5	4,588.0
Past due loans	256.5	160.4
Loan loss reserves	306.8	253.4

Past due / Total loans	5.7%	3.5%
Reserves / Past due	119.6%	158.1%

Additional loan loss reserves for contingent credits are registered in other liabilities accounts, amounting to US$18.5 million at year-end 2004, compared to US$19.9 million at the close of 2003. Including both reserves, the coverage of past due loans with loan reserves would increase from 158.1%, in the above chart, to 169.5%, as of December 2004.

The balance of past due loans decreased from US$256.5 million to US$160.4 million during the current year partly due to charge-offs amounting to US$100.9 million.

Deposits and other obligations reached US$6.4 billion at December 31, 2004, increasing 6.8% over the December 2003 balance. Due to banks and correspondents grew 12.4% in this quarter, closing at US$392.5 million, and are 43.7% higher than the balance at December 2003.

Credicorp’s net equity amounted to US$1.1 billion at December 31, 2004, increasing 17.0% over equity at December 2003, due to earnings generated during the year and to higher valuation of investments that increased equity reserves for unrealized earnings.

Third party funds under management, which amounted to US$1.8 billion at the end of December 2004, grew 5.3% during the last quarter 2004, and are 4.2% higher than funds at December 2003.

SUBSIDIARIES

Below are brief comments on some of the subsidiaries not discussed in the following section of this report:

Atlantic Security Holding Corporation and Subsidiaries (“ASHC”), Cayman Islands

Net Income

Consolidated net income in the year ended December 31, 2004 reached US$19.1 million, 75.2% over net income of US$10.9 million in 2003. Net income in full-year 2004, increase compared to 2003, mainly due to lower market risk and loan loss provisions.

As mentioned above, ASHC’s contribution to Credicorp’s profits, of US$13.3 million in 2004, is below US$19.1 million net income shown in its books, due to the elimination for consolidation purposes of US$5.8 million of dividends received from Credicorp, which ASHC registered as income.

Financial and non-financial income

Net interest income, before risk provisions and not including dividend income, was US$13.8 million in 2004, slightly below US$14.6 million in 2003. Net interest margin as a percentage of interest earning assets, without considering dividends, was 1.9% during 2004, lower than the 2.3% margin in 2003. The margin decreased mainly because in 2004 the investment portfolio grew its lower risk and lower return segments, with the aim of reducing net income volatility.

In the current year, market risk provisions amounted to US$0.5 million, while in 2003 provision charges reached US$9.4 million. In 2004 charges against income made for credit risk provisions amounted to US$1.2 million, compared to US$2.9 million in 2003.

Non-interest income, which includes fee income, realized gains on securities transactions before risk provisions and others, amounted to US$9.0 million in full-year 2004, lower than US$11.7 million in 2003, mainly due to decreased realized gains on securities that drop from gains of US$7.3 million in 2003 to US$3.5 million in 2004. The decline is partly offset by higher fee income of US$4.4 million in 2004, increasing from US$3.5 million in 2003.

The ratio of operating expenses over average assets was 1.0%, annualized, in 2004, compared to 0.9% during 2003. This ratio declines to 0.5% in 2004, when funds under management are included within total assets, remaining almost unchanged compared to the prior year.

Assets and liabilities

The loan portfolio, net of provisions, was US$149.1 million as of December 31, 2004, decreasing when compared to loan balances of US$152.2 million at December 2003. As of December 31, 2004, the loan portfolio had 0.2% past dues, improving from 2.4% at December 2003, while the coverage ratio increased to 200.0% from 131.0%, at the same dates.

The securities portfolio grew to US$518.7 million at December 2004, increasing over US$430.1 million at the end of December 2003, following the increase of available funds and the additional Credicorp shares purchased in second quarter 2004.

Deposits amounted to US$686.1 million at December 31, 2004, growing compared to US$629.4 million at the end of December 2003.

Funds under management were US$746.6 million at December 31, 2004, 14.7% higher than US$650.7 million at December 2003, growth mainly due to a combination of increased managed funds and higher market prices of the securities held.

Net equity reached US$151.0 million at the end of December 2004, increasing over US$112.9 million at December 2003, due to higher retained earnings and higher capital needed for the increased investment in Credicorp shares. The equity account of reserves for market value of investments, decreased from a balance of unrealized gains of US$11.0 million at the end of December 2003, to unrealized gains of US$9.9 million at December 31, 2004.

El Pacifico-Peruano Suiza and Subsidiaries (“PPS”), Perú

Net income

According to local books, PPS obtained in full-year 2004 a consolidated net income of S/.88.4 million (US$26.9 million), 119.6% higher than S/.40.3 million (US$12.3 million) in 2003.

Cumulative net income through December 2004 increased over the prior year mainly because of gains from the sale to ASHC of Credicorp equity shares, which were kept by PPS as part of its investment portfolio. The sale, made in second quarter 2004, resulted in a net gain of S/.75.6 million (US$23.0 million), not subject to income taxes, in PPS’s local records. In Credicorp’s consolidated financial statements, all the effects of the transfer of these shares, including the gains, are eliminated in the consolidation process. This elimination explains most of the lower US$9.6 million contribution to Credicorp’s profits.

Novasalud, which was acquired in March 2004, merged with Pacífico Salud in August 2004. This explains the substantial increases seen specially in Premiums and health fees, Claims and health costs, and Operating expenses. Higher operating expenses include extraordinary merger costs amounting to S/.5.4 million (US$1.6 million), mainly related to headcount reductions.

Revenue and operating expense

Total premiums and Pacífico Salud health fees in full-year 2004 were S/.1.2 billion (US$361.7 million), 13.0% higher than premiums of S/.1.1 billion (US$320.2 million) in 2003, due mainly to growth in Pacífico Salud after the Novasalud acquisition.

Retained premiums increase 31.4% to S/.978.1 million (US$298.0 million) in this year. Net premiums earned and health fees, net of reinsured premiums and reserves, were S/.706.0 million (US$215.1 million) in 2004, 39.4% above premiums in the prior year. These increases are mostly due to transactions registered with the above mentioned merger.

Additions to technical reserves for premiums grew by S/.272.1 million (US$82.9 million) in 2004, 14.4% higher than reserve additions of S/.237.9 million (US$72.5 million) in 2003. Most of reserves were established by Pacífico Vida, for its life annuities and life insurance lines.

Net consolidated underwriting results was S/.107.5 million (US$32.7 million) in 2004, increasing from S/.69.7 million (US$21.2 million) in the prior year.

The ratio of net underwriting results (net premiums and health fees less reserves and claims as a percentage of total premiums) was 9.1% in 2004, compared to 6.6% in 2003.

Financial results increase from S/.117.8 million (US$35.9 million) in 2003 to S/.198.6 million (US$60.5 million) in the current quarter, mainly due to the above mentioned sale of Credicorp shares.

Adjustments for exposure to inflation and exchange differences resulted in a loss of S/.32.7 million (US$10.0 million) in 2004, compared to a loss of S/.10.4 million (US$3.2 million) in the same period of 2003.

Operating expenses over net premiums earned, decreased from 24.3% to 21.7% comparing 2003 and 2004, respectively. The ratio of operating expenses over average assets increased from 7.3% to 7.8%, in these same years.

Business lines

Comparing cumulative results for full-years 2004 and 2003, consolidated total premiums and fees consisted of:

i) general insurance lines, that amounted to 46.6% of total premiums and decreased 8.3%;
ii) fees at Pacífico Salud, that were 21.8% of total premiums and increased 198.1%; and,
iii) Pacífico Vida, which amounted to 31.5% of the total and increased 4.1%.

Cumulative through December 31, 2004, growth of Pacífico Salud and the health and medical assistance insurance line (30.5% of total premiums) was 86.8%; fire insurance lines (16.0% of total premiums) decreased 23.1%; while the automobile insurance line (4.8% of total premiums) decreased 3.3% compared to the prior full-year period.

Through December 2004, group life insurance and individual life insurance policies (10.0% of total premiums) grew 2.8%; life annuities (15.4% of total premiums) increased 12.2%; while pension fund benefits insurance (5.2% of total premiums) decreased 13.8%, compared to the prior year. Decreased pension fund insurance premiums is due to regulatory changes in procedures for the purchase of insurance coverage by Private Pension Funds (“AFPs”), after the end of the Transitory Arrangement, which caused increased competition and lower fees.

Claims

Net insurance claims and health services costs incurred in 2004 were S/.508.9 million (US$155.1 million), increasing over claims of S/.362.4 million (US$110.4 million) in 2003, mainly due to increased operating volume at Pacífico Salud after the inclusion of Novasalud’s transactions.

The net loss ratio (net claims to net premiums) increases to 52.0% in the current year from 48.7% in 2003. Cumulative through December 2004, the net loss ratio continues high in pension fund insurance (81.8%), marine hull (72.1%), dishonesty (101.1%), health (82.2%) and in Pacífico Salud (76.3%).

The combined ratio (the sum of net claims and health services, general expenses and commissions, as a percentage of net earned premiums and health fees, without including Pacifico Vida) improved from 100.0% in 2003 to 96.7% in the current quarter.

Assets and investments

Investments in real estate and financial assets were S/.1,575 million (US$479.8 million) at the end of 2004, increasing 14.0% from the year-ago balance.

As of December 31, 2004, total assets were S/.2,068 million (US$630.1 million) increasing 11.4% compared to the year-ago balance. At the end of the current period net equity amounted to S/.416.7 million (US$126.9 million), 5.7% above net equity at December 2003.

Market share

The Peruvian insurance market through November 30, 2004, had total premiums of US$812.4 million, remaining similar to premiums in the same eleven month period in 2003. For the first eleven months of 2004, PPS's market share in total premiums was 30.4% (30.2% in the year-ago period), with the share in general risks and health lines being 33.4% (33.0% in the same period of 2003) and in life insurance and pension fund benefits lines of 26.7% (26.4% in the same period of 2003).

Banco de Crédito de Bolivia ("BCB"), Bolivia

Bolivian Economy

Bolivian economic activity had a moderate recovery during 2004. GDP growth improved from 2.5% in 2003, to an expected 3.5% in 2004, and should continue its recovery during 2005. GDP grew 3.5% in third quarter 2004, after growing 3.3% and 3.8% in the second and first quarters, respectively.

Higher growth is mainly due to increased exports of minerals, oil and gas, and of agricultural products, while domestic demand and consumption remained stagnant. In total year 2004, exports amounted to approximately US$2.1 billion, growing 37%, after an already high growth of 20% in total 2003. The trade surplus is expected to reach US$400 million, compared to a US$34 million deficit in 2003.

During fourth quarter 2004 inflation was 2.0%, higher than 0.9% in the preceding third quarter. Cumulative inflation in year 2004 was 4.6%, higher than 3.9% in 2003. Nevertheless, devaluation continued at a slower pace with a 0.8% exchange rate increase in the current quarter and 3.1% in year 2004, reaching 8.05 Bolivianos per Dollar at December 31, 2004.

Bolivian Financial System

Total deposits in the banking system grew to US$2,510 million at December 2004, from US$2,440 million in September 2004. Deposits still remain below balances of US$2,639 million at December 2003 mostly due to the application of the financial transactions tax since July.

Loan volume in the banking system declined slightly during the last quarter 2004 to US$2,398 million as of December 2004, and are 6.3% lower than loans of US$2,558 million at December 2003. The past due loan ratio was 14.0% in December 2004, improving from 16.9% in September 2004 and from 16.7% in December 2003. The coverage of past-due loans with provisions increased to 84.3% at year-end 2004, improving over coverage of 76.5% in the preceding third quarter, and also from 74.0% in December 2003.

Results

BCB’s market share in deposits at December 2004 was 12.5%, increasing sligthly from 12.3% at the end of December 2003. In terms of loans, BCB had a 13.1% market share at December 2004, above 12.2% it had last December 2003. In this way, BCB remained in the fourth position in terms of loans, out of twelve banks in the system, and fifth in terms of deposits.

As of December 31, 2004, BCB had total loans of US$320.8 million increasing from US$309.9 million at December 2003. Loan quality continued to improve. At the end of 2004, BCB’s past due loans reached US$35.4 million, or 11.0% of total loans, lower than 20.7% at December 2003. Coverage of past due loans with loan loss provisions was 100.6% as of December 2004, increasing from 76.7% in December 2003. Net equity at the Bolivian subsidiary amounted to US$59.8 million as of December 2004.

In total year 2004, loan loss provisions resulted in a US$3.1 million expense charge, compared to US$8.9 million charged against results during 2003. In BCB´s own records, cumulative net income in year 2004 was US$4.8 million, compared to US$1.5 million in 2003.

BCB’s main financial figures are shown in the following chart.

Banco de Crédito de Bolivia (“BCB”)
Key Financial Figures

(In US$Mn)	31.12.03	30.09.04	31.12.04

Total Loans	309.9	301.9	320.8
Past-due loans	64.2	42.9	35.4
Loan loss reserves	49.3	35.7	35.6
Total assets	446.2	430.1	457.4
Deposits	337.9	314.2	333.1
Net equity	56.3	57.5	59.8

Net income, cumulative	1.5	2.6	4.8

Past-due loans / Total loans	20.7%	14.2%	11.0%
Loss reserves / Past-due loans	76.7%	83.3%	100.6%

Banco Tequendama, Colombia

Credicorp’s consolidated financial statements as of December 31, 2004 include Banco Tequendama, even though, as was mentioned above, since the sale price of this subsidiary has been fixed, it did not contribute to consolidated net income in fourth quarter 2004, for which a corresponding provision was registered in the Other expense caption.

As of December 31, 2004, Credicorp’s balances include loans from Banco Tequendama amounting to US$306.7 million, which increased 32.1% from US$232.1 million in December 2004, and had a past due ratio of 1.9%. At the end of December 2004, Banco Tequendama’s deposits totaled US$290.5 million, 54.9% higher than US$187.5 million in December 2004

B. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES (“BCP”)

NET INCOME

Consolidated net income in the year ended in December 31, 2004 reached S/.319.3 million (US$97.3 million), compared to net income of S/.323.9 million (US$98.7 million) in 2003, meaning S/.0.26 per share in both cases. Net income in 2004 decline slightly compared to net profit in 2003 mainly due to lower financial and non-financial income and to higher losses on inflation adjustment, which are partly offset with lower loan loss provisions and lower operating expenses.

The increase on losses on inflation adjustment, to S/.131.6 million (US$40.1 million) for total year 2004, from S/.43.1 million (US$13.1 million) in 2003, is due to the negative effects of a higher wholesale price inflation and of the strenghtening of the Nuevo Sol exchange rate.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

(Constant Nuevos Soles, as of December 31, 2004 and U.S. Dollars in thousands)

	Twelve months ended

	31.12.03	31.12.04	31.12.04	Var

Interest income and expense			US$000(1)
Interest income	1,694.835	1,509.833	$460.034	-10.9%
Less - Interest expense	481.281	431.586	$131.501	-10.3%
Net interest income	1,213.554	1,078.247	$328.534	-11.1%

Provisions for possible loan losses, net	325.394	101.886	$31.044	-68.7%

Other Income
Fees and commissions from services	680.071	649.549	$197.913	-4.5%
Net gains from sales of securities	7.557	13.292	$4.050	75.9%
Net gains on foreing exchg. transacts.	81.579	81.050	$24.695	-0.6%
Other income	193.686	123.574	$37.652	-36.2%
	962.893	867.465	$264.310	-9.9%

Other Expenses
Salaries and employee benefits	550.754	524.532	$159.821	-4.8%
General and administrative	429.910	406.686	$123.914	-5.4%
Depreciation and amortization	143.302	137.977	$42.041	-3.7%
Taxes other than income tax	43.344	44.466	$13.548	2.6%
Other	125.106	125.893	$38.359	0.6%
Merger costs	68.404	13.204	$4.023	-80.7%
	1,360.820	1,252.758	$381.706	-7.9%

Result from exposure to inflation	(43.107)	(131.581)	($40.092)	205.2%

Income before income tax	447.126	459.487	$140.002	2.8%

Income Tax	123.209	140.227	$42.726	13.8%

NET INCOME	323.917	319.260	$97.276	-1.4%
Net income per share (2)	0.26	0.26	$0.08	32.7%
(1)Translated at S/.3.282 per US$1.00.
(2) In Nuevos Soles and U.S. dólares. Uses 1,226 million shares in both periods.

NET INTEREST INCOME

Interest income, net of interest payments, in 2004 reached S/.1.1 billion (US$328.5 million), decreasing 11.1% compared to net interest income in 2003. Net interest income declined mainly due to lower average interest earning assets and also decreased interest margins.

During 2004, the net interest margin was 5.19%, decreasing from 5.42% in 2003, mostly due to lower loan rates, in local and foreign currency, which could not be fully offset by lower funding costs, while a general excess of liquid funds continued.

NON-INTEREST INCOME

Non-interest income, including fee revenue and other non-interest items, in full-year 2004 amounted to S/.867.5 million (US$264.3 million), 9.9% lower than income of S/.962.9 million (US$293.4 million) in 2003, mostly due to lower fees on banking services and recoveries of charged-off accounts and of prior year provisions.

In 2004, fees from banking services amounted to S/.649.5 million (US$197.9 million), 4.5% lower than in 2003, mostly due to decreases in services related to account movents, mainly due to the tax on financial transactions applied since 2004 in Peru and Bolivia.

In the year, fees on the most important banking services had the following growth rates:

(In constant S/. Mn.)	2003	2004	Growth

Savings accounts	89.3	82.5	-7.6%
Demand deposits	84.8	85.6	1.0%
Credit cards	81.5	80.5	-1.2%
Fund transfer services	56.6	60.7	7.3%
Collections fees	51.3	50.0	-2.5%
Billings and payments	56.7	52.5	-7.4%
Contingent and foreign trade	31.3	32.6	4.1%
Contingent credits	29.7	29.1	-2.3%
Debit cards	34.4	24.2	-29.4%
Corporate Finance	26.6	26.1	-1.7%
Brokerage	39.6	40.9	3.3%
Commercial loans	22.0	17.7	-19.6%
Insurance	21.2	17.9	-15.6%
Mortgage loans	7.9	7.8	-1.1%
Channels and services	8.3	6.7	-19.3%
Master account	8.0	6.1	-23.7%
Personal loans	3.4	7.8	127.2%
Micro-business credit	1.5	7.5	398.9%
Other	26.0	13.3	-49.0%
Total	680.1	649.5	-4.5%

In 2004, securities transactions resulted in a gain of S/.13.3 million (US$4.1 million), increasing 75.9% compared to the gain of S/.7.6 million (US$2.3 million) in the prior year. In year 2004 continuing gains were due to higher value of long term positions from the overall increase in stock quotes. The general index of the Lima Stock Exchange increased 52.4% in total 2004, compared to 74.9% in the prior year.

Gains from foreign exchange operations, which are the result of the foreign exchange buy-sell margin, was S/.81.1 million (US$24.7 million) in 2004, similar to revenue in 2003, mainly due to decreased traded volumes which was offset by higher margins due to increased volatility in the foreign exchange market.

The Other Income caption, that mainly registers reversals of prior year expenses and provisions and recoveries of certain operating costs, decreased from S/.193.7 million (US$59.0 million) in 2003 to S/.123.6 million (US$37.7 million) in the current year, mainly due to lower recovery of charged-off accounts.

OTHER NON-INTEREST EXPENSES

Non-interest expenses during 2004 were S/.1.3 biillion (US$381.7 million), 7.9% below those of 2003, mostly due lower merger costs which were incurred in 2003 for the BSCH-Perúmerger. Merger costs in 2004 are lower and correspond to the Solución Financiera de Crédito merger.

Adjusted operating expenses, that exclude provisions for assets received in lieu of loan repayment, non-recurring expenses and employee profit sharing expenses, reached S/.1,094.4 million (US$333.4 million) in 2004, decreasing 1.6% from S/.1,112.7 million (US$339.0 million) in year 2003.

In 2004, approximately 42% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept decreased 4.8% to S/.524.5 million (US$159.8 million) when compared to 2003. At the end of 2004 the number of employees stood at 7,694, increasing from 7,530 at December 2003, mainly due to sales personnel of the Bolivian subsidiary.

General and Administrative expenses, which represented 32% of non-interest expenses, reached S/.406.7 million (US$123.9 million) in 2004, decreasing 5.4% when compared to expenses in the prior year, mainly due to decreased third party fees and communication charges.

In this quarter, the most significant general and administrative expenses were:

(In constant S/. Mn.)	2003	2004	Chnge.

Office supplies and operating costs	55.9	54.1	-3.3%
Communications	40.1	32.5	-19.1%
Third party fees	73.7	56.2	-23.8%
Insurance and security	33.3	27.2	-18.1%
Transport of currency and securities	52.3	49.8	-4.8%
Systems and maintenance	92.2	88.3	-4.1%
Advertising and marketing	62.5	63.9	2.2
Other G&A	19.9	34.8	74.7
Total G&A	429.9	406.7	-5.4%

  The Other caption, within Other Non-Interest Expenses, reached S/.125.9 million (US$38.4 million) in 2004 and remained similar to the prior year expense.

  The ratio of adjusted operating expenses (determined by excluding provisions for assets received in lieu of loan repayment, employee profit sharing expense and non-recurring expenses) as a percentage of average total assets, grew from 4.3% in 2003 to 4.6% in the current year.

  Adjusted operating expenses, as a percentage of total income (excluding non-recurring income), also increased from 51.9% to 56.2% when comparing 2003 and 2004, respectively.

  ASSETS AND LIABILITIES

  Note: For comparison purposes, on balance sheets reported in periods prior to December 31, 2004, loan loss provisions for contingent credits, previously reported as a negative concept within Reserves for loan losses, are now reported under the Other liabilities caption, with the effect of increasing net loans, total assets and total liabilities.

  Total assets of BCP reached S/.23.6 billion (US$7.2 billion) at the end of December 2004, growing 1.5% with respect to September 2004, but decreases by 3.2% compared to assets at year-end 2003.

  Consolidated total loans were S/.13.5 billion (US$4.1 billion) at the end of December 2004, decreasing 9.7% compared to loans at December 2003. The annual decline, of almost 10%, is mostly due to the application of inflation adjustment accounting rules. Loan balances translated from the original Soles figures into U.S. Dollars at the exchange rates applicable in each date, result in loan balances almost unchanged of US$4.1 billion at both December 2004 and 2003. See below --Note on Inflation Adjusted Accounting.

  At December 31, 2004, the loan portfolio, net of provisions, represented 53.6% of total assets, lower than 54.7% at the preceding quarter. At the end of the fourth quarter of 2004, the Nuevos Soles portion of the loan portfolio was 16.5%, lower than 16.9% in September 2004, but is below 17.7% at December 2003.

  As of December 31, 2004 total deposits were S/.19.4 billion (US$5.9 billion), increasing 0.6% compared to third quarter 2004 deposits, but are 5.4% lower than deposits in the year-ago quarter. Without applying inflation adjustment rules, deposits translated into U.S. Dollars increase 4.7% comparing 2004 and 2003 year-end figures.

  During 2004, demand deposits grew by 10.7%, while savings deposits decreased 11.3%, and time deposits decreased by 10.3%. Deposits denominated in Nuevos Soles were 25.2% of total deposits, increasing during the current quarter from 23.4% at September 2004, and also compared to 23.8% at the end of December 2003.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Constant Nuevos Soles, as of December 31, 2004, and U.S. Dollars in thousands)

ASSETS	31.12.03	31.12.04	31.12.04	Var

			US$000(1)
CASH AND DUE FROM BANKS	5,435.842	5,615.337	$1,710.950	3.3%
Cash and Checks	830.291	828.264	$252.366	-0.2%
Deposits in Central Bank of Peru	3,488.055	3,618.377	$1,102.491	3.7%
Deposits with local and foreign banks	1,117.496	1,168.696	$356.093	4.6%

TRADING and AVAIL. for SALE SECURITIES, net	144.042	154.137	$46.964	7.0%

LOANS NET	13,772.631	12,659.652	$3,857.298	-8.1%
Current	13,996.097	12,955.976	$3,947.586	-7.4%
Past Due	903.839	495.257	$150.901	-45.2%
Less - Reserve for possible loan losses	(1,127.305)	(791.581)	($241.189)	-29.8%

INVESTMENT SECURITIES, PERMANENT	3,166.132	3,553.037	$1,082.583	12.2%
PROPERTY, PLANT and EQUIPMENT, net	767.529	698.542	$212.840	-9.0%
OTHER ASSETS	1,080.871	896.687	$273.214	-17.0%

TOTAL ASSETS	24,367.047	23,577.392	$7,183.849	-3.2%

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:	20,517.718	19,411.321	$5,914.479	-5.4%
Demand deposits	5,056.006	5,597.258	$1,705.441	10.7%
Saving accounts	5,557.836	4,931.819	$1,502.687	-11.3%
Time deposits	9,903.876	8,882.244	$2,706.351	-10.3%

DUE TO BANKS AND CORRESPONDENTS	372.122	708.562	$215.893	90.4%
OTHER LIABILITIES	1,132.937	1,039.263	$316.655	-8.3%

SHAREHOLDERS EQUITY:	2,344.270	2,418.246	$736.821	3.2%

TOTAL LIABILITIES AND EQUITY	24,367.047	23,577.392	$7,183.849	-3.2%

Contingent Credits	6,105.920	6,016.122	$1,833.066	-1.5%
Funds under management	3,938.220	3,130.458	$953.826	-20.5%

(1)Translated at S/.3.282 per US$1.00.

Note on Inflation Adjusted Accounting

BCP’s financial statements, in Section II, show decreases in certain line items when compared to the year-ago amounts, which is partly due to:
(i) the inflation adjustment according to Peruvian GAAP (this adjustment increases by 4.9% Soles amounts originally reported in December 2003), and
(ii) the decline of the Nuevo Sol exchange rate, that decreases the amount registered in local books of U.S. Dollar denominated operations (the exchange rate declined 5.2% in year 2004).

U.S. Dollar denominated accounts suffer a 10% decline in Peruvian currency records due to the cumulative application of these points. This effect is important in case of BCP given its concentration in foreing currency operations (in December 2004, 83.5% of BCP’s loans were U.S. Dollar denominated).

Credicorp does not show this negative effect since it carries its books in U.S. Dollars.

The inflation adjustment index, based on the wholesale price inflation, and the exchange rate, are shown in the following chart:

	31.12.03	30.09.04	31.12.04

Inflation – wholesale prices
(last twelve months)	2.0%	6.0%	4.9%
Inflation adjustment index
(at December 31, 2004)	1.049	1.000	1.000

Exchange rate (Soles per US$1)	S/.3.463	S/.3.342	S/.3.282
Devaluation / (revaluation)
(last twelve months)	(1.45)%	(4.02)%	(5.20)%

Inflation adjustment accounting rules are required by Peruvian GAAP until December 31, 2004. Starting January 1st, 2005, Peruvian authorities have decreed the suspension, with legal and tax effects, of further inflation adjustments, which is a consequence of international guidelines for low inflation countries as experienced recently in Perú.

Following the elimination of inflation adjusted accounting, starting with first quarter 2005 Credicorp and its subsidiaries will begin reporting their financial statements prepared in accordance with IFRS and in U. S. Dollars.

Loans and Deposits contributions

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net		Total Deposits

(In % and constant S/.Mn)	31.12.03	31.12.04	31.12.03	31.12.04

Banco de Crédito del Perú	85.3%	87.7%	89.6%	91.4%
Banco de Crédito de Bolivia	6.9%	7.4%	6.3%	6.0%
Crédito Leasing	5.5%	5.0%	3.1%	2.6%
Solución Financiera de Crédito	2.3%	-----	1.0%	----
TOTAL%	100.0%	100.0%	100.0%	100.0%
Total BCP	S/.13,773	S/.12,660	S/.20,518	S/.19,411

Loan portfolio

Loan portfolio composition by business segment developed as follows:

(In % of total and constant S/. Mn)	31.12.03	31.12.04

Corporate	42.7%	39.5%
Middle market	25.4%	27.2%
Retail:	32.0%	33.3%
- small business	9.2%	9.0%
- home mortgage	14.3%	17.0%
- consumer	4.9%	3.5%
- credit cards	3.6%	3.8%
Total	100.0%	100.0%
Total Loans	S/.14,899	S/.13,451

In the current year, loan balances decreased 9.7%, with corporate loans lower by 16.7% to S/.5,307 million (US$1,617 million), middle market loans decreasing by 3.3% to S/.3,655 million (US$1,114 million), while retail loans dropped 5.7% to S/.4,490 million (US$1,368 million). Retail loans by product performed as follows:

(% change and constant S/. Mn)	31.12.03	31.12.04	31.12.04 vs 31.12.03

Small business loans	1,447	1,204	-16.8%
Mortgage loans	2,088	2,284	9.4%
Consumer loans	710	477	-32.8%
Credit card loans	515	525	1.8%
Total Retail	4,760	4,490	-5.7%

  Lower consumer loans in 2004, is mainly because approximately S/.240 million are reported beginning in March 2004 as micro-business loans, which are shown as part of the Small Business concept in the preceding table.

Contingent Credits and Managed Funds

At December 31, 2004 contingent credits were S/.6,016 million (US$1,833 million), 1.5% under the December 2003 figure. In 2004, letters of credit increased 53.5% and foreign currency forward transactions by 45.4%, as shown in the next chart:

(% change and constant S/. Mn)	31.12.03	31.12.04	31.12.04 vs 31.12.03

- Guarantees and Stand-by LCs	2,353	1,961	-16.7%
- Letters of Credit	484	743	53.5%
- Acceptances	179	146	-18.4%
- Foreign currency forwards	1,034	1,504	45.4%
- Other contingent accounts	2,056	1,662	-19.1%
Total Contingent Credits	6,106	6,016	-1.5%

Third party funds managed by several subsidiaries of BCP amounted to S/.3,131 million (US$953.8 million) as of December 31, 2004, decreasing 20.5% compared to funds at December 2004.

Market share

According to preliminary statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of December 31, 2004, Banco de Crédito del Perú had a total loan market share of 33.0% (34.0% at September 30, 2004 and 34.4% at December 31, 2003), and 35.7% of deposits (36.1% at September 30, 2004 and 36.1% at December 31, 2003).

BCP’s market share in Peruvian mutual funds, through its subsidiary Credifondo, was 51.6% as of December 31, 2004 (51.6% at September 30, 2004 and 49.3% at December 31, 2003).

LOAN QUALITY

The ratio of past due loans as a percentage of total loans was 3.7% at December 31, 2004, improving from 5.0% at September 2004, and also compared to the ratio of 6.1% at December 2003. The ratio of past due, refinanced and restructured loans as a percentage of total loans declined to 9.4% during fourth quarter 2004 from 9.9% in September 2004, and also from 11.5% at December 2003.

Consolidated past due loans amounted to S/.495.3 million (US$150.9 million) at December 31, 2004, decreasing 45.2% from S/.903.8 million (US$275.4 million) past due loans at year-end 2003.

At the end of December 2004, refinanced loans amounted to S/.765.4 million (US$233.2 million), lower than the balance at December 2003 that was S/.814.2 million (US$248.1 million), but increased from S/.668.9 million (US$203.8 million) in the preceding third quarter.

At the end of the fourth quarter 2004, outstanding balances of loan loss provisions totaled S/.791.6 million (US$241.2 million), decreasing 29.8% compared to the preceding year. The coverage ratio of loan provisions to past due loans increased to 159.8% at the end of 2004, from 124.9% at September 2004, and also compared to 124.7% in December 2003.

Additional provisions for contingent credits, registered in Other liabilities accounts, amounted to S/.60.6 million (US$18.5 million) at year-end 2004, compared to S/.72.4 million (US$22.0 million) at December 2003. Considering both, loan loss provisions and provisions for contingent loans, the coverage ratio of provisions to past due loans increased to 172.1% at the end of 2004, from 134.1% at December 2003.

Of total provisions outstanding at the end of 2004, S/.174.4 million (US$53.2 million) correspond to generic provisions assigned to loans in the Normal (A) risk category, decreasing from the balance at December 31, 2003 of S/.212.7 million (US$64.8 million).

Loans believed to be unrecoverable, fully provisioned in prior periods, were written-off during 2004 amounting to S/.335.2 million (US$102.1 million), of which approximately 25% were related to consumer and mortgage loans. This compares to charge-offs in 2003 of S/.623.1 million (US$189.9 million).

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 11.5% of the loan portfolio in December 2004, decreasing from 12.2% in September 2004 and from 15.3% in December 2003. The loan classification is as follows:

(% of Total loans and S/.Mn const.)	31.12.03	31.12.04

A: Normal	75.3%	81.1%
B: Potential Problem	9.4%	7.4%
C: Deficient	5.7%	4.5%
D: Doubtful	6.2%	4.3%
E: Loss	3.4%	2.7%
Total	100.0%	100.0%
Total Loans	S/.14,899	S/.13,451

CAPITAL ADEQUACY

At the end of 2004, BCP’s unconsolidated ratio of risk-weighted assets to regulatory capital was 7.7 to 1.0 (13.0%), while the corresponding consolidated ratio was 7.0 to 1.0 (14.4%). Risk-weighted assets include S/.724.3 million (US$220.7 million) of market-risk exposure whose coverage required S/.65.8 million (US$20.1 million) of regulatory capital at December 31, 2004. Peruvian regulations limit risk-weighted assets, including market-risk exposure, to a ratio of 11.0 to 1.0 (9.1%).

As of December 31, 2004, BCP’s consolidated “regulatory capital” was S/.2,283 million (US$695.7 million), remaining similar to the December 2003 regulatory capital. Regulatory capital included S/.135.3 million ($41.2 million) in subordinated debt in the current period, remaining almost unchanged since September 2004, but decreases from S/.172.6 million (US$52.6 million) at year-end 2003.

	BCP unconsolidated		BCP consolidated

(In constant S/. Mn.)	31.12.03	31.12.04	31.12.03	31.12.04

Regulatory capital	1,712	1,858	2,289	2,283
Risk weighted assets	15,645	14,324	17,817	15,868

Weighted assets / Capital	9.1	7.7	7.8	7.0
Capital / Weighted Assets	10.9%	13.0%	12.9%	14.4%

Section IV

EXHIBIT 1

COMPLEMENTARY INFORMATION

Risk Classifications

The Pacific Credit Ratings and Apoyo y Asociados Internacionales.

Issue	PCR	Apoyo	Top Local

Common Stock	PCN 1	1ª	1
Corporative Bonds	BB-	BB-

Market Shares

Credicorp’s common shares are traded on the New York Stock Exchange (NYSE) and the Lima stock exchange. The following chart shows, for the periods indicated, the high, low and closing prices and the average daily volume traded on the NYSE. The common shares are quoted in U.S. Dollars on both the NYSE and the Lima stock exchange.

CREDICORP -
NYSE 2004
Code ISIN	Nemónico	Period Month	Open	Close	Low	High	Average
BMG2519Y1084	BAP	2004-01	13.15	12.10	15.20	11.57	13.17
BMG2519Y1084	BAP	2004-02	12.00	13.01	13.20	12.00	12.61
BMG2519Y1084	BAP	2004-03	12.91	13.00	13.05	12.34	12.77
BMG2519Y1084	BAP	2004-04	12.81	12.65	13.15	12.50	12.90
BMG2519Y1084	BAP	2004-05	12.80	12.39	13.00	12.25	12.50
BMG2519Y1084	BAP	2004-06	12.45	12.90	13.08	12.45	12.89
BMG2519Y1084	BAP	2004-07	12.90	12.80	13.10	12.65	12.99
BMG2519Y1084	BAP	2004-08	12.80	13.35	13.68	12.61	13.10
BMG2519Y1084	BAP	2004-09	13.45	14.13	14.13	13.35	13.70
BMG2519Y1084	BAP	2004-10	14.05	14.30	14.85	13.85	14.25
BMG2519Y1084	BAP	2004-11	14.10	15.01	15.01	14.10	14.60
BMG2519Y1084	BAP	2004-12	15.25	15.70	15.70	15.22	15.52

Application of Good Corporate Governance Practices

Section I

Principle	Application					Implementation degree comments
	0	1	2	3	4

1. Generic matters should not be incorporated into the agenda, all points to be dealt with should be duly detailed in a such a way that each matter can be discussed separately, facilitating its analysis and avoiding combined resolutions on matters on which there are different opinions.
(Principle I.C.1, second paragraph)

					X	Items in the Agenda are specifically identified, individually discussed and voted separately.
2. The meeting place for the General Shareholder Meetings should be established in order to ease shareholder assistance. (Principle I.C.1, third paragraph)					X	The Shareholder Meetings are convened by letter to all shareholders, indicating date, time and place, offering facilities that accommodate assistants.

3. Opportunity should be provided for shareholders to place items on the agenda at General Meetings, subject to reasonable limitations. Any matters introduced into the agenda should be of company interest and should fit within the legal or statutory competence of the Meeting. The Board of Directors should not deny this kind of request without giving the shareholder reasonable justification.
(Principle I.C.2)

					X	Topics in the Agenda are always of interest to the company and appropriate to the powers of the Shareholders Meeting and only consider items that are presented with an adequate anticipation. The Board does not turn down requests without giving the shareholder a reasonable answer.
4. The by-laws should not impose limits to the right of every shareholder entitled to participate in General Meetings, to be represented by any person appointed by him. (Principle I.C.4.i)					X	Every shareholder has the right to participate or to be represented in the General Meetings, with the same rights and with no limitations.

5. It is recommended that any company issuing investment shares or other shareholding stock without voting rights, offers their holders the opportunity to change them for ordinary shares with the right to vote or that they foresee this possibility at the time of their issue.
(Principle II.A.1, third paragraph )

					X	Our company has no investment shares, nor stocks with no voting rights. Our company has only one type of common stock, with uniformly equal rights to any stockholder.

6. A sufficient number of directors should be elected, capable of exercising independent judgment to tasks where there is a potential for conflict of interest, being able, for such purpose, to take into consideration the participation of shareholders lacking control. Independent directors are those selected for their professional prestige and who are not connected to the company management, nor to the control group of the same.
(Principle II.B)

X

The number of Directors complies with legal and statutory requirements, and have the approval of the General Shareholders Meeting.

Independent directors are selected for their personal prestige and have no relation with the control group, nor with management.

7. Although, in general, external auditors are focused on expressing opinions on financial information, these may also refer to opinions or specialized reports on the following aspects: expert accounting reports, operative audits, systems audits, project evaluation, cost systems evaluation or implementation, tax audits, appraisals for adjustment of assets, portfolio evaluation, inventories, or other special services. It is recommended that such services be made by different auditors, or in the event they are done by the same auditors, this should not affect the independence of their opinion. The company should reveal all audits and specialized reports done by the auditor. Reports should be made on all services provided by the auditing firm or auditor to the company, specifying the percentage represented by each one and its participation in the income of the auditing firm or auditor.
(Principle IV.C, second, third and fourth paragraph)

X

The company has an internal audit unit that directly reports to the Board, on all aspects and accounting reviews, operational, administrative and tax issues. The unit carries their audits independently from the external auditors.

The Audit Committee follows policies for granting contracts on services performed by external auditors, which detail cases requiring prior approval. The Committee reports on all services received, as well as on their costs.

8. Attention to particular requests for information by shareholders, investors in general, or stakeholders related to the company, should be made through a responsible authority and/or personnel appointed for such purpose.
(Principle IV. D.2)

					X	The Investor Relations unit attends all information requests made by shareholders, investors, analysts and general public. These tasks are carried with the help of other units directly in charge of specific matters covered by the request.

9. Any cases of doubt over the confidential character of information requested by shareholders or stakeholders related to the company, should be resolved. The criteria should be adopted by the Board of Directors and ratified by the General Meeting, as well as included in the by-laws or internal regulations of the company. In any case, the revealing of information should not put the competitive position of the company in danger nor affect the normal development of company activities.
(Principle IV.D.3)

					X	Applied criteria conform to applicable laws and regulations, including the Banking Law, and the Rule on Material Facts. Based on the regulatory framework, the Board decides on the application of a confidential treatment in a case by case basis.

10. The company should have internal auditing. The internal auditor, in exercising his functions, should maintain an independent professional relationship with the company which engages him. He should act observing the same principles of diligence, loyalty and confidentiality which is demanded from the Board of Directors and the Management.
(Principle IV.F)

					X	The Internal Audit unit performs its tasks and reports to the Board and General manager on all accounting matters, operational, administrative and tax issues. This unit exercises its audit functions independently from the external auditors.

11. The Board of Directors should fulfil certain key functions, including:
Evaluate, approve and guide corporate strategy; establish the objectives and goals as well as major plans of action, the risk follow up, control and management policy, annual budgets and business plans; monitor the implementation of the same; and oversee major capital expenditures, investments, acquisitions and divestitures.
(Principle V.D.1)

					X	The Board of Directors fulfill all the mentioned tasks, focusing on giving strategic guidelines to be followed by the corporation, the targets that should be met, and monitors the development of the strategic plan, the exposure to different types of risks and the investment policy, among others.
12. The Board of Directors should fulfil certain key functions, including: Select, monitor and when necessary, replace the main executives, as well as fixing their remunerations. (Principle V.D.2)					X	The Board carries out these functions, among others, while leaving record of its decisions in the minutes of the Board's sessions.

13. The Board of Directors should fulfil certain key functions, including:
Evaluate the remunerations of the main executives and members of the Board of Directors, ensuring a formal and transparent board nomination process.
(Principle V.D.3)

					X	The Board carries out all these tasks. The Board member elections are performed following procedures established in the company Bye-laws.

14. The Board of Directors should fulfil certain key functions, including:
Carry out follow up and control of possible conflicts of interest of management, board members and shareholders, including misuse of corporate assets and abuse in related party transactions.
(Principle V.D.4)

					X	The company has a Code of Ethics and a Code of Ethics for finance personnel. A system to denounce malfeasance has been set up with the capability of granting protection to employees that provide evidence of fraud. The Compliance Officer unit has the specialized task of preventing money laundering.

15. The Board of Directors should fulfil certain key functions, including:
Supervise the integrity of the corporation's accounting and financial reporting systems, including the independent audit, and the existence of appropriate systems of control, in particular, control of financial and non-financial risks and compliance with the law.
(Principle V.D.5)

					X	In compliance. Internal Audit reports directly to the Board of Directors, and continuously evaluates the financial statements and the internal control system. Moreover, since 2005 internal control procedures will follow an external auditor attestation process, following the Sarbanes-Oxley Act Section 404 requirement.
16. The Board of Directors should fulfil certain key functions, including: Monitor the effectiveness of the governance practices under which it operates and making changes as needed. (Principle V.D.6)					X	The Board constantly monitors the application of good governance practices through reports and discussions at Board meetings.
17. The Board of Directors should fulfil certain key functions, including: Oversee the disclosure policy. (Principle V.D.7)					X	Credicorp's disclosure policy is part of the principles made available in its Internet site.

18. The Board of Directors should be able of exercise, independently of the management, an objective judgment on corporate affairs. For this the following should be taken into account:
The Board of Directors may form special bodies according to the needs and size of the company, in particular, one that assumes the auditing function. In addition, these special bodies may be directed to, among other things, the functions of appointment, retribution, control and planning.
These special bodies will be formed within the Board of Directors as support mechanisms and should preferably consist of independent directors, in order to take impartial decisions on matters that may cause a conflict of interest.
(Principle V.E.1.)

					X	The Board has set up an Executive Committee and an Audit Committee. In case of the Audit Committee, it consists of independent directors that help the Board in specialized tasks that have been assumed by this Committee. The functions of appointment, retribution, control and planning, among others, are being carried by the full Board.

19. The number of members of the Board of Directors of a company should ensure plurality of opinions within the Board, in such a way that the decisions adopted by it are the result of appropriate deliberation, always observing the best interests of the company and the shareholders.
(Principle V.E.3)

					X	The Board of Directors regularly makes its decisions by consensus. Nevertheless, given the independence, professional track record, and personal prestige of the Board members, a thorough consideration and discussion of each matter is assured.

20. The information referring to matters to be dealt with in each meeting, should be made available to the directors with sufficient notice to enable their checking, except when dealing with strategic matters that are confidential, in which case, it will be necessary to establish mechanisms enabling the directors to properly evaluate such matters.
(Principle V.F, second paragraph)

					X	Board members have access in a timely manner to information on matters to be discussed in each session, in way that if necessary, they may review the issues beforehand.

21. Following clearly established and defined policies, the Board of Directors may decide to engage the services of specialized advisors that the company may require to take its decisions.
(Principle V.F., third paragraph)

					X	In addition to the Board of Directors' power to hire outside advisors, the Audit Committee has the authority and resources to engage the services of specialized help that it may deem necessary to carry its tasks.
22. New directors should be instructed on their powers and responsibilities, as well as on the organizational characteristics and structure of the company. (Principle V.H.1)	X	In cases of new Board members, applicable procedures require that they are adequately informed of their duties and responsibilities, as well as on details of the organizational structure of the company. The Board meets on a monthly basis to follow-up on the development of the business and oversees application of the strategy by executive units.

23. The Board of Directors should establish the procedures to be followed for the election of one or more replacements, if there are no substitute or alternate directors, and a vacancy occurs for one or more directors, in order to complete their numbers for the remaining period, when there is no provision for any different treatment in the bylaws.
(Principle V.H.3)

					X	Procedures to elect Board members are clearly stated in the company's Bye-laws.

24. The functions of the Chairman of the Board of Directors or Executive Chairman, should it be the case, as well as the General Manager should be clearly outlined in the company by-laws or internal regulations in order to avoid duplicating functions and possible conflicts.
(Principle V.I, first paragraph)

					X	Responsibilities of the Board, its Chairman, and of top management is clearly stated in the company's Bye-laws and through organization manuals.

25. The organic structure of the company should avoid concentrating functions, attributions and responsibilities in the persons of the Chairman of the Board, the Executive Chairman, should it be the case, the General Manager and of other officials with management responsibilities.
(Principle V.I, second paragraph)

					X	These responsibilities are clearly outlined in organization manuals and internal procedures that explain the relationship between the different units in the organization chart.

26. It is recommended that Management receive, at least, part of its retribution in function of the results of the company, in such a way as to ensure compliance with its objective of maximizing the value of the company in favor of the shareholders.
(Principle V.I.5.)

X	This objective is met through the stock options plan, that is part of top management's compensation. Additionally, a company wide variable compensation system is applied through bonuses, in addition to regular salary, based on performance targets to be met individually, at the team level and by the corporation as a whole.

Section II

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2005

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative